EXHIBIT 99.1

Innate Pharma Announces First Patient Dosed In Phase 1 Study Of Its Nectin-4 Targeting Antibody Drug Conjugate IPH4502 In Selected Advanced Solid Tumors

Marseille, France, January 27, 2025, 7:00 A.M. CET

•IPH4502 is a novel and differentiated topoisomerase I inhibitor ADC conjugated to exatecan targeting Nectin-4

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the first patient was dosed in its Phase 1 study (NCT06781983), investigating the safety and tolerability of IPH4502, an innovative Antibody-Drug Conjugate (ADC), in patients with advanced solid tumors known to express Nectin-4.

IPH4502 is a novel and differentiated topoisomerase I inhibitor ADC designed to precisely target Nectin-4, a cell adhesion molecule that is overexpressed in several types of solid tumors, including urothelial carcinoma (UC), breast cancer, non-small cell lung cancer or gastro-intestinal cancer. IPH4502 targets tumors with a wide range of Nectin-4 expression, supporting its development beyond UC. IPH4502 differentiated topoisomerase I inhibitor payload supports its potential in patients with tumors resistant to MMAE-ADC.

The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.

“We are thrilled to initiate the Phase 1 study with IPH4502, a promising therapy for patients with advanced solid tumors known to express Nectin-4,” said Dr Shiraj Sen, Medical Oncologist and Phase 1 Investigator, Director of Clinical Research, NEXT Oncology-Dallas. “IPH4502 is uniquely designed to target tumors with both high and low expression of Nectin-4, offering hope for improved outcomes in a population where effective treatment options are limited, and relapses occur frequently. This study represents an important step forward in advancing innovative care for these patients.”

“The initiation of this Phase 1 trial represents a significant milestone for Innate Pharma as our clinical stage pipeline now includes targeted ADCs. We are optimistic about the potential of IPH4502 to address unmet needs in the treatment of advanced solid tumors, with a well differentiated Nectin-4 targeting and the promise of ADC technology to provide a new therapeutic option for patients,” added Dr Sonia Quaratino, Chief Medical Officer at Innate Pharma.

More information about the trial can be found on clinicaltrials.gov.

About IPH4502

IPH4502 is a novel topoisomerase I inhibitor Antibody Drug Conjugate (ADC) conjugated to exatecan targeting Nectin-4. It is currently investigated in a Phase 1 trial in advanced solid tumors expressing Nectin-4.

Nectin-4 is a cell membrane adhesion protein overexpressed in several solid tumors, including urothelial, breast, esophageal, lung, ovarian, and pancreatic cancers, with limited expression in normal tissues.

In non-clinical models, IPH45 is well tolerated and shows anti-tumor activity in vitro and in vivo.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap

Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu